Exhibit 99.5

NICE Named to 2015 CRM Watchlist for its Impact on the Market

Ra’anana, Israel, March 19, 2015 – NICE Systems (NASDAQ: NICE) today announced that it has been selected to the 2015 CRM Watchlist, an impact award that highlights the most influential CRM companies in the industry.

NICE was selected among 20 top companies, based on a set of 12 stated criteria and additional information-gathering by analyst and influencer Paul Greenberg, who runs the Watchlist.

“To win this,” said Greenberg, “You have to be a formidable presence in the market. You are a company that has a great value, not just to the customers you serve, but also to the market you reside in. You are a company that has a sustainable impact on the actual direction that your market takes, and thus, for a company considering the purchase of products or services, a more than viable candidate for being the top choice in their arsenal.”

NICE was recognized for its Customer Engagement Analytics (CEA) offering, which enables organizations to deliver an effortless, consistent and personalized experience throughout the customer journey, across service channels and touch points. Driven by real-time, cross-channel analytics, NICE’s CEA offering features solutions for enhancing the customer experience, streamlining operational efficiency, improving employee performance, increasing revenue, and complying with policies and regulations.

Organizations can use these solutions to better understand their customers, predict and shape their next actions, and ensure that employees are engaged, knowledgeable and ready for every interaction.

“Based on the inputs we receive from our work with our customers, partners and market analysts, we see that more and more organizations understand the need to look at their customers’ journeys holistically in order to create the perfect experience,” said Miki Migdal, President, NICE Enterprise Product Group. “The ability to connect the dots between the siloes along the customer journey enables organizations to be ready for every interaction so that they can proactively address customer issues before they arise and deliver the best experience at every touch point. Over time, we help businesses build loyalty, trust, and revenue.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.